[Execution Copy]

FIRST AMENDMENT TO CREDIT AGREEMENT

This Agreement dated as of November 15, 2019 made among:

ORGANIGRAM HOLDINGS INC.

as Borrower

- and -

BANK OF MONTREAL, CANADIAN WESTERN BANK, CONCENTRA BANK and FARM CREDIT CANADA

as Lenders

- and -

BANK OF MONTREAL

as Administrative Agent

WHEREAS the undersigned are parties to the credit agreement dated as of May 31, 2019 (the "Credit Agreement");

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

1. Terms used in this agreement (including the recitals hereto) as defined terms shall have the respective meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.

2. The following defined terms in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Applicable Margin" means in respect of any Availment Option and in respect of any Fiscal Quarter from:

(i) November 30, 2019 to the Conversion Date, the percentage in the column below relating to such Availment Option:

Prime-Based Loans	Bankers' Acceptances / BA Equivalent Loans / Letter of Credit	Standby Fee
[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]

(ii) the Conversion Date and at all times thereafter, the percentage in the column relating to such Availment Option in the following table which corresponds to the applicable Senior Funded Debt to EBITDA Ratio in respect of such Fiscal Quarter, which percentage shall be subject to adjustment from time to time as provided in Section 5.01(d):

Pricing Level	Senior Funded Debt to EBITDA	Prime-Based Loans	Bankers' Acceptances / BA Equivalent Loans / Letter of Credit	Standby Fee
1	< 1.00:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
2	> 1.00:1 < 1.50:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
3	> 1.50:1 < 2.00:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
4	> 2.00:1 < 2.50: 1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
5	> 2.50:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]

"Fixed Charge Coverage Ratio" means, in respect of any twelve (12) month fiscal period, the ratio of: (i) EBITDA in such fiscal period less the aggregate of the following amounts in respect of such fiscal period (without duplication): (A) Cash Taxes, (B) Distributions paid in cash; and (C) Capital Expenditures to the extent not financed by Permitted Funded Debt; to (ii) Funded Debt Service in respect of such fiscal period; provided that for the purpose of determining the Fixed Charge Coverage Ratio in respect of any fiscal period ending on or before August 31, 2020 the denominator in such ratio shall be the Funded Debt Service in respect of the immediately following twelve (12) month fiscal period as estimated by the Borrower and approved by the Required Lenders.

"Permitted Equity Issuance" means an Equity Issuance by the Borrower to be completed on or before June 30, 2020, provided that: (i) such Equity Issuance does not exceed [Redacted: Threshold]; and (ii) prior to and immediately after giving effect to such Equity Issuance: (A) all representations and warranties herein continue to be true and correct in all material respects; and (B) no Event of Default shall have occurred and be continuing.

3. The following defined terms are hereby added to Section 1.01 of the Credit Agreement in the correct alphabetical order:

"Conversion Date" means August 31, 2020; or such other date as may be mutually agreed among the Agent, the Lenders and the Borrower; provided that no Default or Event of Default shall have occurred and be continuing and the Borrower shall be in compliance with all terms and conditions herein, including all financial covenants which will apply from and after such date, and the Borrower shall have provided a certificate to the Agent and the Lenders confirming such compliance.

"Tangible Net Worth" means the shareholders' equity of the Borrower on a consolidated basis determined in accordance with GAAP (specifically including for greater certainty any accumulated retained earnings and contributed surplus), plus or minus any unrealized foreign currency gains or losses, plus any Subordinated Debt which has also been assigned by the holders thereof in favour of the Agent as security for the Obligations, less any amounts payable to the Borrower by the Unsecured Subsidiaries, and less any value attributed to assets considered by the Lenders to be intangible assets such as, but not limited to, goodwill, long-term Investments, leasehold improvements, Intellectual Property, licenses, and deferred charges.

4. Section 3.03 of the Credit Agreement is hereby amended by deleting the date "November 30, 2019" and replacing it with the date "March 31, 2020".

5. Section 3.04(a) of the Credit Agreement is hereby amended by deleting the date "February 28, 2020" and replacing it with the date "May 31, 2020".

6. Section 7.03 of the Credit Agreement is hereby deleted and replaced with the following section:

The Borrower agrees to maintain on a consolidated basis, the financial ratios listed below:

(a) Prior to the Conversion Date:

(i) the Fixed Charge Coverage Ratio shall not be less than 1.05:1 at any time.

(ii) the ratio of Total Funded Debt to Tangible Net Worth shall not exceed 0.50:1 at any time.

(b) On and after the Conversion Date:

(i) the Fixed Charge Coverage Ratio shall be not less than 1.25:1 at any time.

(ii) the Senior Funded Debt to EBITDA Ratio shall not exceed 2.75:1 at any time.

(iii) the Total Funded Debt to EBITDA Ratio shall not exceed 4.00:1 at any time.

7. The Borrower hereby represents and warrants to the Agent and the Lenders that, after giving effect to the provisions of this Agreement, all representations and warranties contained in the Credit Agreement are true, correct and complete in all material respects as if made on the date hereof (unless expressly stated to apply only as at a specific earlier date), except to the extent disclosed in the updated Schedules attached hereto.

8. This agreement shall become effective on the date (the "Amendment Closing Date") when each of the following conditions precedent has been either satisfied to the satisfaction of or waived by the Agent and the Lenders in their discretion:

(a) the Borrower shall have paid or made arrangements satisfactory to the Agent for the immediate payment of the Agent's reasonable third party legal expenses in connection with the preparation and negotiation of this agreement and all other documents and matters contemplated herein; and

(b) the Borrower shall have paid or made arrangements satisfactory to the Agent for the immediate payment of the amendment fee referred to herein.

9. The Borrower hereby represents, warrants, acknowledges and agrees with the Agent that all Guarantees and Security provided by it or by any of its Subsidiaries to the Agent prior to the date of this agreement continue in full force and effect.

10. All provisions of the Credit Agreement are hereby amended as the context may require in order to give effect to the intention of this agreement. On and after this date, each reference in the Credit Agreement to "this Agreement" and each reference to the Credit Agreement in any of the Loan Documents and any and all other agreements, documents and instruments delivered by any of the Lenders, the Agent, the Borrower or any other Person in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby. Except as specifically amended by this agreement, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

11. In consideration of the amendments contained herein, the Borrower hereby agrees to pay a fee in the amount of [Redacted: Amount] to the Agent on behalf of the Lenders to be disbursed by the Agent as agreed to between the Agent and the Lenders. The Borrower hereby irrevocably authorizes the Agent to debit any bank account maintained by it with the Agent in the aggregate amount of such fees and hereby instructs the Agent to remit such fees to the said Lenders, respectively.

12. This agreement shall be interpreted in accordance with the laws of the Province of Ontario. Without prejudice to the right of the Agent and the Lenders to commence any proceedings with respect to this agreement in any other proper jurisdiction, the parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

13. This agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same agreement. This agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.

14. This agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any party with any other corporation.

(The remainder of this page is intentionally blank. Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this agreement.

ORGANIGRAM HOLDINGS INC. By: "Greg Engel" name: Greg Engel title: Chief Executive Officer By: "Paolo De Luca" name: Paolo De Luca title: Chief Financial Officer

BANK OF MONTREAL, as Administrative Agent By: "Francois Wentzel" name: Francois Wentzel title: Managing Director By: "Allen Benjamin" name: Allen Benjamin title: Managing Director	BANK OF MONTREAL, as a Lender By: "Andre Orbe" name: Andre Orbe title: Director By: "Ryan Bulmer" name: Ryan Bulmer title: Director

CANADIAN WESTERN BANK, as a Lender By: "John Cherlan" name: John Cherlan title: AVP, Corporate Lending By: "Craig Preiksaitis" name: Craig Preiksaitis title: Manager Corporate Lending	CONCENTRA BANK, as a Lender By: "Casey Fox" name: Casey Fox title: Commercial Banking Director By: "Todd Kemp" name: Todd Kemp title: Syndicated Lending Director

FARM CREDIT CANADA, as a Lender By: "David Brennan" name: David Brennan title: Senior Relationship Manager

Updated Schedules

See Attached

Schedules to Credit Agreement

6.01(b) - Companies Information

Company	Class	Prior Names/Corporate Predecessors	Governing Jurisdiction and any prior	Registered Office and Principal Place of Business	Approved Jurisdictions and locations	Number and classes of issued and outstanding shares	Shareholders and holdings (number and class)
Organigram Holdings Inc.	Borrower	Inform Resources Corp.; 0885160 B.C. Ltd.; Inform Exploration Corp.; OrganiGram Holdings Inc.	Canada (formerly British Columbia)	35 English Drive, Moncton, New Brunswick, E1E 3X3	Each Province of Canada		n/a, public company
Organigram Inc.	Secured Subsidiary		New Brunswick	35 English Drive, Moncton, New Brunswick, E1E 3X3	Each Province of Canada	[Redacted]	[Redacted]
10870277 Canada Inc.	Secured Subsidiary	N/A	Canada	35 English Drive, Moncton, New Brunswick, E1E 3X3		[Redacted]	[Redacted]
10667480 Canada Corp.	Unsecured Subsidiary	N/A	Canada	35 English Drive, Moncton, New Brunswick, E1E 3X3		[Redacted]	[Redacted]
10858501 Canada Inc.	Unsecured Subsidiary	N/A	Canada	35 English Drive, Moncton, New Brunswick, E1E 3X3		[Redacted]	[Redacted]
10858668 Canada Inc.	Unsecured Subsidiary	N/A	Canada	35 English Drive, Moncton, New Brunswick, E1E 3X3		[Redacted]	[Redacted]

10870269 Canada Inc.	Unsecured Subsidiary	N/A	Canada	35 English Drive, Moncton, New Brunswick, E1E 3X3	[Redacted]	[Redacted]

6.01(h) - Material Permits

[Redacted]

6.01(i) - Specific Permitted Liens

Nil.

6.01(j) - Owned Properties

[Redacted]

6.01(k) - Material leased Properties

[Redacted]

6.01(l) - Intellectual Property

[Redacted]

6.01(n) - Material Agreements

[Redacted]

6.01(o) - Labour Agreements

The Companies have no contracts with labour unions or employee associations as at the Closing Date.

6.01(p) - Environmental Matters

Nil.

6.01(q) - Litigation

[Redacted]

6.01(r) - Pension Plans

[Redacted]

7.02(iii) - Investments existing on the Closing Date

[Redacted]